UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 18, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains the following items:

(a)

Report of Independent Registered Public Accounting Firm on the consolidated financial statements of Cellco Partnership (d/b/a Verizon Wireless) dated February 28, 2011 (January 16, 2012 as to Note 14).

(b)	Consolidated financial statements of Cellco Partnership (d/b/a Verizon Wireless) as of December 31, 2010 and for the fiscal years ended December 31, 2010, 2009 and 2008.
(c)

Consent of Deloitte & Touche LLP, the independent registered public accounting firm of Cellco Partnership (d/b/a Verizon Wireless), pursuant to which Deloitte & Touche LLP consented to the incorporation by reference in Registration Statement Nos. 333-81825 and 333-149634 on Form S-8 and Registration Statement No. 333-168347 on Form F-3 of Vodafone Group Plc of their report dated February 28, 2011 (January 16, 2012 as to Note 14) appearing herein.

At the time Vodafone Group Public Limited Company (the “Company”) filed its annual report on Form 20-F for the fiscal year ended March 31, 2011 (the “2011 Form 20-F”) on June 17, 2011, the Company had received a manually signed auditor’s report on the consolidated financial statements of Cellco Partnership (d/b/a Verizon Wireless) (the “Partnership”) dated  February 28, 2011 (June 16, 2011 as to Notes 7 and 11) (the “Report”), as well as a consent (the “Consent”) from Deloitte & Touche LLP, the Partnership’s independent registered public accounting firm, pursuant to which Deloitte & Touche LLP consented to the incorporation by reference in Registration Statement Nos. 333-81825 and 333-149634 on Form S-8 and Registration Statement No. 333-168347 on Form F-3 of the Company of the Report appearing in the 2011 Form 20-F.

The Company filed the Report in the 2011 Form 20-F, although inadvertently omitted the conformed electronic signature of Deloitte & Touche LLP. In order to rectify this, a copy of the Report of the Independent Registered Public Accounting Firm on the consolidated financial statements of Cellco Partnership (d/b/a Verizon Wireless) dated February 28, 2011 (January 16, 2012 as to Note14), including the conformed electronic signature of Deloitte & Touche LLP, and the consolidated financial statements of Cellco Partnership (d/b/a Verizon Wireless) as of December 31, 2010 and for the fiscal years ended December 31, 2010, 2009 and 2008, as well as a currently dated Consent, are attached as Exhibits 1.1 and 1.2, respectively, to this report on Form 6-K and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

By: /s/ R E S Martin
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary

Date:  January 18, 2012